

Mail Stop 3720

April 27, 2006

Mr. Bradley Rush
Chief Financial Officer
Sunrise Senior Living, Inc.
7902 Westpark Drive
McLean, VA 22102

> **Re**: **Sunrise Senior Living, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
>
> **File No. 1-16499**

Dear Mr. Rush:

We have reviewed your supplemental response letter dated March 31, 2006 as well as your filing and have the following comments. As noted in our comment letter dated December 28, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Year Ended December 31, 2005

Note 2. Significant Accounting Policies, page 55

Investments, page 55

1.   You state that unrealized gains and losses on your available-for-sale investments are included in comprehensive income. However, despite the fact that these investments are included as long-term, you have not presented any unrealized gains or losses in comprehensive income. Please explain and also tell us how you have complied with the disclosure requirements set forth in paragraphs 19 – 21 of SFAS No. 115.

Investments in Unconsolidated Senior Living Communities, page 56

2.   We note your response to prior comment 5 and your updated accounting policy
        disclosure on page 56 of your Form 10-K for the year ended December 31, 2005.
        We refer to the ventures that you account for by the equity method, despite your
        position as the general partner. For those entities, other than those you have
        identified as variable interest entities, please tell us your basis for determining
        that you do not control those entities because the limited partners have important
        rights. In this regard, tell us in sufficient detail about each of the "important
        rights" that the limited partners have and how you considered them in reaching
        your conclusion.

3.   We note that you determine your share of investees earnings or losses based on
        the distributions of cash flow from a hypothetical liquidation of the investees
        assets and liabilities. Please tell us why you believe this is the most appropriate
        method for determining your share of equity earnings or losses and the accounting
        literature that you rely upon.

Revenue Recognition, page 58

4.   You state that changes in credit support payments are recorded as a reduction to
        revenue. Please tell us what constitutes credit support payments.

Other Recent Accounting Standards, page 61

5.   You state that you "do not anticipate a significant impact as a result of adopting
        EITF 04-5 for unconsolidated ventures formed prior to June 29, 2005." Please
        clarify what you mean by "significant," by providing us with a detailed
        description of the impact of adoption, and the facts and circumstances that support
        your conclusion.

Note 16. Commitments, page 72

6.   We refer to the liquidity support agreement you entered into in connection with
        The Fountains transaction. Please tell us if you have recognized a liability in
        accordance with FIN 45 for your obligation if the venture fails to make scheduled
        debt service payments and the bank pursues your guarantee. If you have not
        recognized a liability for this obligation, please tell us the basis for your
        conclusion, citing the appropriate accounting literature.

*   *   *   *

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director